July 18, 2019

Jonathan J. Ledecky
Chief Executive Officer
Pivotal Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

       Re: Pivotal Acquisition Corp.
           Registration Statement on Form S-4
           Filed June 21, 2019
           File No. 333-232238

Dear Mr. Ledecky:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 21, 2019

Questions and Answers About the Proposals
General, page 3

1. Please add a Q&A that describes the effect the merger will have on the publicly listed
       SPAC securities after the close of the merger, including the removal of the units from the
       NYSE. Please clarify whether investors must separate their units and/or whether their
       Class A common stock certificates or public warrants will change or be exchanged.
2. Please clarify if unit-holders who choose to convert their shares of Class A common stock will retain their public warrants.
 Jonathan J. Ledecky
Pivotal Acquisition Corp.
July 18, 2019
Page 2
Q. Did the Pivotal board of directors obtain a third-party valuation or fairness opinion in determining whether ..., page 4

3. In the Form S-1 for your initial public offering, you disclosed that a fairness opinion was not required unless the target business opportunity involved an affiliate of your management. On pages 58-59 of this filing, you disclose that Evan Morgan, your former director, is a special partner at Revolution Growth, a principal stockholder of LD Topco, and he resigned as a director of Pivotal to avoid potential conflicts of interests. Please clarify the circumstances that led you to hire Northland to provide a fairness opinion for your acquisition of LD Topco and whether it was necessitated due to Mr. Morgan's affiliation with Revolution Growth and LD Topco. Since Mr. Morgan will be a Class B director of Pivotal after the initial business combination, please also consider highlighting his affiliation with both parties to the merger.
Q. What happens if a substantial number of public stockholders vote in favor of the business combination proposal and exercise ..., page 6

4. Please provide an approximation of the percentage of public common stock shares that must not be converted in order to maintain a $175 million balance in the trust account, with and without the additional $50 million in proceeds pursuant to the forward purchase agreement. Please clarify the differences between the condition for the $175 million balance to be maintained in the trust in accordance with the merger agreement and the
         $5,000,001 of net tangible assets as required by Pivotal's amended and restated certificate of incorporation. For example, clarify whether LD Topco can waive either requirement.
Q. How do the Founder and the officers and directors of Pivotal intend to vote on the proposals?, page 6

5. Please disclose the percentage of non-affiliated public SPAC shares that are necessary to approve of the business combination and charter amendment proposals. Risk Factors, page 25

6. Please clarify that if there is a large number of conversions of the public SPAC shares, there may be a low volume of shares available for trading upon the close the merger.
         Also, since LD Topco is a private company whose value is uncertain, please disclose there may be a high level of volatility in Pivotal's share price after the merger has closed.
7.     LD Topco has a significant amount of debt maturing in 2022 and 2023.
Although a
FirstName LastNameJonathan J. Ledecky with trust proceeds, please address your portion of this debt may be paid down
Comapany NamePivotal its impact onCorp. future results of operations and liquidity and capital indebtedness and Acquisition your
       resources.
July 18, 2019 Page 2
FirstName LastName
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Acquisition Corp.
Comapany NamePivotal Acquisition Corp.
July 18, 2019
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FirstName LastName
Background of the Merger, page 58

8. Please provide more substantive disclosure regarding the meetings between Pivotal, LD
         Topco, and their respective representatives and advisors. In particular, provide details as to terms that were negotiated, including specific quantitative amounts such as the valuation of LD Topco, the amount of Pivotal shares to be offered and other material terms such as board nomination rights and the composition of the initial post-merger board.
The Business Combination Proposal
Certain Forecasted Financial Information for the Company, page 62

9. The forecasted financial information includes positive growth trends for revenue, adjusted
         EBITDA, and gross profit based on certain assumptions. Please clarify the material assumptions that LD Topco management used to determine its financial projections for the next three years and that were highlighted to Northland for its fairness opinion.
Unaudited Pro Forma Condensed Combined Financial Statements, page 84

10. Please tell us whether the forward purchase agreement disclosed on page F-21 is considered a binding commitment. If so, disclose the specific terms and reflect the impact of this purchase in your pro formas to the extent that such commitment is directly attributable to the Merger. If the forward purchase is not a binding commitment, the terms are not known, or it is not a condition to the Merger Agreement, please revise the footnotes to your pro forma financial statements to include a discussion of this agreement and the possible impact to your pro forma financial information if the forward purchase were to occur. Refer to Article 11-02(b)(8) of Regulation S-X.
Pro Forma Combined Balance Sheet, page 87

11. The legal opinion in Annex D includes the assumption of $223,000,000 in net indebtedness (calculated as $359,000,000 existing net indebtedness less the repayment of
         $136,000,000 of indebtedness), which you appear to reflect in pro forma adjustment (b).
         Please tell us whether the terms of the Merger Agreement require the repayment of a portion of the Company's debt and if so, revise your disclosures throughout to clarify as such. If not, tell us how you determined that this adjustment meets the directly attributable criteria of Rule 11-02(b)(6) of Regulation S-X.
Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2019,
page 89

12. Please disclose the assumptions used to determine the amount of income tax adjustment reflected here, and on page 93. Refer to Article 11-02(b)(6) of Regulation S-X.
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Acquisition Corp.
Comapany NamePivotal Acquisition Corp.
July 18, 2019
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FirstName LastName
13. Please tell us what comprises the public company costs in note (e) and how you determined that such adjustment recorded here and on page 93 meets the factually supportable criteria of Article 11-02(b)(6) of Regulation S-X.
Pro Forma Combined Balance Sheet as of December 31, 2018, page 91

14. Please remove this balance sheet from your disclosures as only the most recent balance sheet required by Article 3-01 of Regulation S-X should be presented. Refer to Article
         11-02(c)(1) of Regulation S-X.
Pro Forma Combined Income Statement as of December 31, 2018, page 93

15. Please tell us how you determined that the elimination of related party consulting fees, which will not continue after the Merger are directly related to the transaction and will have a continuing impact. Refer to Article 11-02(b)(5) of Regulation
S-X.
The Director Election Proposal, page 97

16. Your merger agreement and new stockholders' agreement with Carlyle and Revolution contractually designate the nominees for this initial post-business combination board.
         Please clarify this and also clarify the future board nomination rights for Carlyle Group and Revolution, including the specific collective ownership they must maintain to retain their rights at various designation levels.
Executive Compensation, page 105

17. Since you will be evaluating your compensation program for your executive officers as you transition from a private operating company to a public operating company, please consider whether the potential for much larger executive compensation in future periods should be disclosed. Please clarify whether the cancellation of LD Topco executive officers' existing stock options as part of the Merger Agreement without consideration will be a factor in awarding new equity awards to your new executive officers.
Business of the Company
Product and Services, page 134

18. Please revise here to include a discussion of your typical payment and billing terms.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 144

19. Please enhance your disclosure to highlight information regarding the significant events, trends, and uncertainties you view as most critical to your operations. For example, you discuss a market shift to cloud products. Also, include any key measures used by management in assessing your performance for each period presented. In this regard, you
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Acquisition Corp.
Comapany NamePivotal Acquisition Corp.
July 18, 2019
July 18, 2019 Page 5
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FirstName LastName
         refer to a greater than 95% retention rate year-over-year and disclose the number of clients at December 31, 2018. Please provide the actual retention rate for each period presented and include comparable customer information for fiscal 2017 and any interim periods presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release
         No. 33-8350.
Results of Operations, page 147

20. Please clarify how the improvements made to your internal workflow impacted your revenue. In this regard, while you disclose that you have become more efficient, it is not clear whether this impacted volume, pricing or both. Similarly, revise your disclosure on page 150 to separately quantify increases in revenue due to volume or pricing. Refer to
         Item 303(a)(3)(iii) of Regulation S-K.
Adjusted EBITDA and Leveraged Free Cash Flow Reconciliation, page 149

21. You disclose that adjusted EBITDA is a non-GAAP operating measure; however your non-GAAP liquidity measures of unlevered free cash flow and levered free cash flow are derived from this measure. Please clarify why you consider adjusted EBITDA to be an operating measure. To the extent this is an operating measure, revise to separately reconcile unlevered free cash flow and levered free cash flow to the most directly comparable GAAP measure, cash used in operating activities. Refer to Item
         10(e)(1)(i)(B) of Regulation S-K.
22. You state that in 2018 you incurred approximately $15.2 million in various costs to increase the quality of your sales force. Tell us whether any of the "strategic initiative"
         adjustments in adjusted EBITDA relate to the increase in your sale force. If so, tell us why these would not be considered normal cash operating expenses necessary to operate your business. In this regard, you indicate that the addition of salespeople was the main contributor to the increase in legal technology revenue for fiscal 2018 and the first quarter of fiscal 2019. Refer to Question 100.01 of the non-GAAP Compliance and Disclosure
         Interpretations.
Liquidity and Capital Resources, page 152

23. Please disclose whether you anticipate making any additional principal payments under your excess cash flow covenant. If so, discuss the impact these additional payments could have on your operations or liquidity position. Also, revise to clarify how such amounts are determined and disclose the excess cash flow percentage.

Certain Related Person Transactions, page 164

24. You describe your Class B common stock as containing an anti-dilution provision that will enable your SPAC sponsor, Pivotal Acquisition Holdings LLC, to retain its 20%
 Jonathan J. Ledecky
Pivotal Acquisition Corp.
July 18, 2019
Page 6
       ownership of the common share outstanding at the time of the Pivotal IPO, should additional shares of common stock be issued in connection with the initial business combination. Please clarify whether this provision will be implicated upon the conversion of SPAC shares or in connection with the merger agreement with LD Topco.
25. You state that the up to $150 million private placement will occur concurrently with the consummation of the business combination. Please clarify whether the terms will largely be finalized on a pre-effective basis, including the amount, type, and number of securities to be issued.
Description of Pivotal's Securities After the Merger, page 168

26. Please provide a brief description of the material differences between public warrants listed on the NYSE and the private warrants issued to various investors, including your
       SPAC sponsor, Pivotal Acquisition Holdings LLC.
Consolidated Financial Statements - LT Topco Inc. and Subsidiaries, page F-43

27. Please revise to include consolidated statements of comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2016. Refer to Item
       17(b)(7) of Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,

FirstName LastNameJonathan J. Ledecky                        Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NamePivotal Acquisition Corp.
                                                             and Services
July 18, 2019 Page 6
cc:       Jeffrey Gallant, Esq.
FirstName LastName